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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                        VIATEL HOLDING (BERMUDA) LIMITED
                        --------------------------------
                                (Name of Issuer)

                                  COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                            ------------------------
                         (Title of Class of Securities)

                                    G93447103
                                 ---------------
                                 (CUSIP Number)

                                  JAMES PANELLA
                                 MORGAN STANLEY
                                  1585 BROADWAY
                                  NY, NY 10036
                               TEL: (212) 761-4682
                             -----------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                JANUARY 30, 2006
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

CUSIP No. G93447103                    13D/A                       Page 2 of 7



---------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley
---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|
                                                                   (b) |X|
---------------------------------------------------------------------------
3        SEC USE ONLY                                                  |_|
---------------------------------------------------------------------------
4        SOURCE OF FUNDS*


         WC
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 |_|
---------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
---------------------------------------------------------------------------
                              7       SOLE VOTING POWER

      NUMBER OF                       -0-
      SHARES                  ---------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
      OWNED BY
      EACH                            56,579,589(1)
      REPORTING               ---------------------------------------------
      PERSON                  9       SOLE DISPOSITIVE POWER
      WITH (1)(SEE NOTE
      BELOW)                          -0-
                              ---------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      56,579,589(1)
---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         56,579,589(1)
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         86.0%(2)

-------------------

(1) The 56,579,589 share number set forth above includes (a) the 1,528,870 Common Shares beneficially owned by the Reporting Person, plus (b) 55,050,719 Common Shares into which the $41,288,039 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 55,050,719 share number used above represents the maximum number of Common Shares that the Notes may be converted into pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

(2) With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 65,780,719 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,730,000 total outstanding Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2004 fiscal year and (b) the 55,050,719 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103                    13D/A                       Page 3 of 7


---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
---------------------------------------------------------------------------

---------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley & Co. Incorporated
---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|
                                                                   (b) |X|
---------------------------------------------------------------------------
3        SEC USE ONLY                                                  |_|
---------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 |_|
---------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------------------
                              7       SOLE VOTING POWER

      NUMBER OF                       -0-
      SHARES
      BENEFICIALLY            ---------------------------------------------
      OWNED BY                8       SHARED VOTING POWER
      EACH
      REPORTING                       56,579,589(3)
      PERSON                  ---------------------------------------------
      WITH(6)(SEE NOTE BELOW)
                              9       SOLE DISPOSITIVE POWER

                                      -0-
                              ---------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      56,579,589(3)
---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,579,589(3)
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         86.0%(4)

------------------------

(3) The 56,579,589 share number set forth above includes (a) the 1,528,870 Common Shares beneficially owned by the Reporting Person, plus (b) 55,050,719 Common Shares into which the $41,288,039 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 55,050,719 share number used above represents the maximum number of Common Shares that the Notes may be converted into pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

(4) With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 65,780,719 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,730,000 total outstanding

                                                            (footnote continued)

CUSIP No. G93447103                    13D/A                       Page 4 of 7



---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


         CO
---------------------------------------------------------------------------


















---------------------
(footnote continued)

     Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2004 fiscal year and (b) the 55,050,719 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103                    13D/A                       Page 5 of 7

                         AMENDMENT NO. 5 TO SCHEDULE 13D

      Reference is made to the Statement on Schedule 13D filed on February 9, 2004, as amended by Amendment No. 1 thereto filed on April 15, 2004, Amendment No. 2 thereto filed on April 23, 2004, Amendment No. 3 thereto filed on June 23, 2005, and Amendment No. 4 thereto filed on October 24, 2005 (as amended, the "Schedule 13D"), on behalf of Morgan Stanley, a Delaware corporation ("MS"), and Morgan Stanley & Co. Incorporated, a Delaware corporation ("MS&Co.", together with MS, the "Reporting Persons"). All capitalized terms used without definition in this Amendment No. 5 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

      This Amendment No. 5 to the Schedule 13D amends the Schedule 13D as follows.

ITEM 2.    IDENTITY AND BACKGROUND.

      Item 2 of Schedule 13D is hereby amended by replacing Schedules A and B with the Schedules A and B that are attached to this Amendment No. 5 to
Schedule 13D.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of Schedule 13D is hereby amended and supplemented by adding the following thereto:

     The source of the additional (pound)1,250,000 in funds to be used by MS&Co. to pay any demands under the Guarantee as amdended and more fully described in
Item 4 below will be the working capital of MS.


ITEM 4.    PURPOSE OF TRANSACTION.

      Item 4 of Schedule 13D is hereby amended and supplemented by adding the following prior to the penultimate paragraph thereof:

      The Lloyds Facility was due to mature on February 28, 2006 and VTL UK planned to repay any amounts borrowed thereunder with proceeds from the sale of Cybernet (Schweiz) AG ("Cybernet"). As a result of the recent decision by the Swiss merger control authority to extend the period in which they will provide a final assessment of the proposed sale of Cybernet, VTL UK requested that Lloyds TSB Bank plc ("Lloyds") extend the termination date of the Lloyds Facility from February 28, 2006 until April 30, 2006 and increase the amount of that facility to (pound)7,000,000. On January 16, 2006, VTL UK and Lloyds entered into an Amendment Letter (the "Lloyds Amendment Letter") to effect such changes. Lloyds was only willing to amend the Lloyds Facility if the Guarantee was correspondingly amended. Therefore, on January 30, 2006, MS&Co. and Lloyds also entered into Amendment No. 1 to the Guarantee ("Guarantee Amendment No. 1") which provided that the amount of the guarantee would be increased to (pound)7,250,000 and that the termination date would be extended to May 31, 2006. The Company, VTL UK, MS&Co. and the other parties to the Guarantee Facility also entered into an amendment to the Guarantee Facility dated as of January 30, 2006 (the "Guarantee Facility Amendment"). The Guarantee Facility Amendment reflected the changes made to the Guarantee

CUSIP No. G93447103                    13D/A                       Page 6 of 7


as well as the Lloyds Facility. The Lloyds Amendment Letter is attached hereto as Exhibit 19, Guarantee Amendment No. 1 is attached hereto as Exhibit 20, and the Guarantee Facility Amendment is attached hereto as Exhibit 21.

      The Company has informed the Reporting Persons that it currently expects to seek refinancing of the New Investment and seek additional financing in early 2006. The Reporting Persons have advised the Company that they will consider providing such refinancing and/or additional financing. There can be no certainty that any such refinancing or additional financing will occur, and the Reporting Persons are under no obligation to provide such financing.

      Depending on prevailing market, economic and other conditions and subject to the terms of the agreements discussed above, the Reporting Persons may from time to time acquire additional securities of the Company or its subsidiaries, dispose of securities of the Company or its subsidiaries, convert debt securities into equity securities of the Company, engage in discussions with officers or directors of or other investors in the Company or its subsidiaries concerning financing or further acquisitions or dispositions of securities of the Company or its subsidiaries or otherwise invest in the Company or its subsidiaries. The Reporting Persons intend to review their investment in the Company and its subsidiaries on a continuing basis and, depending upon the price and availability of the Company's or its subsidiaries' securities, subsequent developments concerning the Company and its subsidiaries, the Company and its subsidiaries' business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or the subsidiaries, to convert their debt securities to equity securities of the Company, or to sell any or all of the securities of the Company and its subsidiaries that they hold. From time to time the Reporting Persons may engage in discussions with officers and directors of the Company or its subsidiaries concerning the foregoing.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 19: Lloyds Amendment Letter, dated January 16, 2006, by and between
            VTL UK and Lloyds.

Exhibit 20: Guarantee Amendment No.1, dated January 30, 2006, by and between
            MS&Co. and Lloyds.

Exhibit 21: Guarantee Facility Amendment, dated January 30, 2006, by and among VTL UK, the Company, Viatel Broadband Limited, Viatel Internet Limited, MS&Co. and the lenders party thereto.

Exhibit 22: Joint Filing Agreement.

CUSIP No. G93447103                    13D/A                       Page 7 of 7



                                  SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date:  January 31, 2006

                                    MORGAN STANLEY

                                    By:  /s/ Dennine Bullard
                                         -------------------------------
                                         Name:   Dennine Bullard
                                         Title:  Authorized Signatory



                                    MORGAN STANLEY & CO. INCORPORATED

                                    By:  /s/ Dennine Bullard
                                         -------------------------------
                                         Name:   Dennine Bullard
                                         Title:  Authorized Signatory